

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2023

Michael Jensen
Chief Financial Officer
Synlogic, Inc.
301 Binney St., Suite 402
Cambridge, MA 02142

      Re: Synlogic, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2022
          Filed March 29, 2023
          File No. 001-37566

Dear Michael Jensen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences